UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 9, 2006

COMMISSION FILE NUMBER 5-59311

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DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

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Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Press Release of Dialog Semiconductor Plc dated May 9, 2006

Kirchheim/Teck, Germany, 9 May 2006 - Further to the previously issued trading statement of 26 April the Company confirms the write-off of display driver inventory and the carrying value of its deferred tax asset. These write-offs will be recorded as taking place all or in part in 2005. As a result the Company’s 2005 financial statements, as previously released, will be revised. As a consequence of this revision the Company is reviewing its inventory balances generally. This review process is ongoing and the revised 2005 financial statements and Quarter 1 2006 results will be announced as soon as the review is completed.

As a consequence the Annual General Meeting of the Company will be postponed to a date to be advised.

Contact
Dialog Semiconductor,
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone:	+49-7021-805-412
Fax:	+49-7021-805-200
Internet:	www.dialog-semiconductor.com/

James Melville-Ross or Cass Helstrip
Financial Dynamics
Telephone:	+44 207 831 3113
E-mail:	dialog@fd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date May 9, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO